Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Agreement for Acquisition of Remaining 11% Holding in CPV Shore

Singapore, October 29, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) announced that CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, through a wholly-owned subsidiary, has entered into a purchase agreement with the other partner (the “Seller”) in CPV Shore Holdings, LLC, a 725 MW power plant located in New Jersey (the “Project”), for the acquisition of the Seller’s approximately 11% ownership interest in the Project (the “Agreement”); CPV currently holds the remaining approximately 89% interest in the Project. Set forth below are some of the terms announced by OPC.

OPC has assessed that the consideration payable to the Seller is immaterial to OPC. Completion of the sale is subject to conditions precedent, including, among other things, obtaining regulatory approval, and is expected by OPC to occur in the coming months.

OPC also announced that the acquisition of the remaining interest in the Project pursuant to the Agreement will result in consolidation of the Project in CPV’s and consequently in OPC’s financial statements. OPC is examining the accounting implications of the consolidation of the Project on its financial statements.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements about the Agreement, the expected timing of completion of the acquisition, the accounting treatment and implications of the acquisition and other non-historical statements. These statements are not historical facts, but rather are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks related to fulfillment of the conditions precedent for completion of the transaction including, among other things, obtaining regulatory approval, timing of completion of the transaction (if completed), the accounting treatment and implications of the transaction and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.